UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June 2008

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”) dated May 21, 2008, announcing the Company’s financial results for the first quarter of 2008.

Exhibit 1
FRONTLINE LTD.

FIRST QUARTER 2008 RESULTS

Highlights

•	Frontline reports net income of $221.0 million and earnings per share of $2.95 for the first quarter of 2008, including gain on sale of assets and partial spin-off of subsidiary of $37.0 million
•	Frontline announces a cash dividend of $2.75 per share for the first quarter of 2008
•	17.53% of our shareholding in Independent Tankers Corporation Limited was spun off to Frontline’s ordinary shareholders
•	Frontline invested $20 million in February 2008 in NAVIG8 LIMITED against the issue of new share capital representing a total of 15.8% stake in the company
•	Frontline agreed to terminate the long term charter party for the single hull VLCC Front Sabang and has received a compensation payment of approximately $24.6 million in the second quarter of 2008
•	In April 2008 Frontline entered into a contract in China for delivery of four 320,000 dwt VLCC newbuildings
•	Frontline announces that it has declared options for further two similar VLCC newbuilding contracts in China
•	The third heavy lift vessel, Front Comor, converted by COSCO was redelivered to Dockwise in May, 2008.

First Quarter 2008 Results

The Board of Frontline Ltd. (the “Company” or “Frontline”) announces net income of $221.0 million for the first quarter of 2008, equivalent to earnings per share of $2.95. Operating income for the quarter was $235.4 million including a gain on sale of assets of $15.5 million. This gain includes $17.1 million relating to the termination of the lease for the Front Maple.

The reported earnings reflect a stronger spot market. The average daily time charter equivalents (“TCEs”) earned in the spot and period market in the first quarter by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $82,400, $51,600 and $43,200, respectively compared with $45,700, $33,100 and $42,400 respectively in the fourth quarter of 2007. The results show a continued differential in earnings between single and double hull tonnage. The spot earnings for the Company’s double hull VLCC and Suezmax vessels were $104,700 and $53,700 in the first quarter, compared to $43,600 and $37,500 in the fourth quarter of 2007.

Profit share expense of $33.7 million has been recorded in the first quarter as a result of the profit sharing agreement with Ship Finance International Limited (“Ship Finance”) compared to $16.1 million in the fourth quarter. No profit share expense was recorded in the first quarter of 2007 since Ship Finance was consolidated in that quarter.

Charterhire expenses have increased by $19.5 million in the first quarter compared with the fourth quarter of 2007 mainly as a consequence of chartering in six vessels from Nordic American Tankers under a floating rate timecharter agreement. These six vessels are also included in result on time charter basis with $19.8 million and about 450 trading days.

Interest income was $10.9 million in the first quarter, of which $7.5 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation (“ITCL”). Interest expense, net of capitalized interest, was $47.9 million in the first quarter of which $13.6 million relates to ITCL.

Other financial items in the first quarter include an $18.0 million gain on the spin-off of 17.53% of the Company’s shareholding in ITCL and a $3.5 million gain on the forward contract to purchase shares in Overseas Shipholding Group, Inc. (“OSG”).

As of March 31, 2008, the Company had total cash and cash equivalents of $766.9 million which includes $638.2 million of restricted cash. Restricted cash includes $414.6 million relating to deposits in ITCL and $223.6 million in Frontline Shipping Limited and Frontline Shipping II Limited which are restricted under the charter agreements with Ship Finance.

The income statement for the three months ended March 31, 2007 has been restated in order to account for the results of Calpetro Tankers (Bahamas I) Limited, Calpetro Tankers (Bahamas II) Limited and Calpetro Tankers (IOM) Limited under the equity method. Previously these companies had been consolidated. In addition, the results of Ship Finance’s container vessels and rig are shown as discontinued operations and certain comparatives have been reclassified to the current presentation. None of these items impacts net income.

The cash flow statement for the three months ended March 31, 2007 has been restated in order to account for the results of Calpetro Tankers (Bahamas I) Limited, Calpetro Tankers (Bahamas II) Limited and Calpetro Tankers (IOM) Limited under the equity method. Previously these companies had been consolidated. Certain comparatives have been reclassified to the current presentation.

The balance sheet at March 31, 2007 has been restated in order to account for Calpetro Tankers (Bahamas I) Limited, Calpetro Tankers (Bahamas II) Limited and Calpetro Tankers (IOM) Limited under the equity method. Previously these companies had been consolidated. In addition, the amounts shown for Vessels under capital lease, net and Obligations under capital lease have been restated with a minimal reduction to Stockholders equity due to adjustments to the leases with Ship Finance. This adjustment did not impact Q1 2007 net income since it was recognized directly through equity by adjusting the Ship Finance stock dividend amount. Certain comparatives have also been reclassified to the current presentation.

As of May 2008, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmaxes of approximately $31,500 and $23,500, respectively.

Fleet development

In line with our strategy to reduce exposure to single hull tonnage, Frontline has in the first quarter of 2008 agreed with Ship Finance to terminate the long term charter party between the companies for the single hull VLCC Front Sabang and Ship Finance has simultaneously leased the vessel to an unrelated party. Frontline has received a compensation payment of approximately $24.6 million in the second quarter of 2008 for the early termination of the charter party, which will be recognized in the second quarter of 2008

The single hull Suezmax Front Maple was sold in January 2008 by Ship Finance and the charter with Frontline terminated. Frontline has recognized a gain in the first quarter of approximately $17.1 million related to the  termination of the lease.

The vessels Front Granite and Front Marble were delivered to Dockwise Ltd. for conversion for their account in February and March 2008, respectively. The third heavy lift vessel, Front Comor, converted by COSCO was redelivered to Dockwise Ltd. in May 2008.

In April 2008 Frontline entered into a contract with Zhoushan Jinhaiwan Shipyard Co., Ltd. (“Jinhaiwan”) in China for delivery of four 320,000 dwt VLCC newbuildings at a contract price of $135 million each and with attractive payment terms. The vessels are expected to be delivered in the second half of 2011. Frontline announces that it has also declared options for a further two similar VLCC newbuildings at the same price for delivery in the first half of 2012.

Other Matters

In January 2008, Golden President Shipping Corporation, a 100% subsidiary of Golden Ocean Group Limited (“Golden Ocean”), had a full and final win in the court case against Bocimar N.V. on the Channel Alliance Time Charter Party and was awarded $14.7 million plus interest thereon in an amount of $2.3 million. The amount of $14.7 million was originally guaranteed by Frontline to Golden Ocean in connection with the spin-off in December 2004, and was later paid to Golden Ocean as it became due according to the charter party.  In the second quarter of 2008 an amount of $16.6 million has been received from Bocimar N.V which will be recognized in the second quarter of 2008.

In February 2008, Frontline spun off 17.53% of its holding in ITCL to Frontline shareholders. Frontline has recorded a gain of $18.0 million in the first quarter of 2008 as a result of this spin off. This is reported in other financial items.

In February 2008, Frontline announced that it had agreed to invest $20 million in NAVIG8 LIMITED (“Navig8”) against the issue of new share capital representing a 15.8% stake in the company. Navig8 controls approximately 30 tankers representing approximately 1.4 million dwt, including newbuildings on order. Navig8 actively trades a time-charter fleet, owns and invests in tonnage, commercially and technically manages vessels for third parties and trades in the freight-derivatives market. The investment should be considered as purely financial, but gives Frontline at the same time a foothold in the clean petroleum product market.

In March 2008, we announced that the Company and companies indirectly controlled by Mr. John Fredriksen, our Chairman and principal shareholder, together held an aggregate of 1,628,300 shares in OSG, or 5.3% of the total outstanding shares of OSG. In addition to this holding, Frontline also entered into a forward contract for an additional 1,366,600 shares in OSG, or an additional 4.4% of the total outstanding shares of OSG.

On May 20, 2008 the Company filed a Schedule 13 D with the United States Securities and Exchange Commission reporting that companies indirectly controlled by Mr. John Fredriksen have reduced their holding in OSG to 244,900 shares and that the Company and companies indirectly controlled by Mr. John Fredriksen as of May 20, 2008 together held an aggregate of 1,794,900 shares in OSG, corresponding to 5.2% ownership.

In April 2008, Bjørn Sjaastad, the Chief Executive Officer (“CEO”) of Frontline Management AS, informed the Board of Frontline of his resignation and he left the Company in May 2008. The Board has started the recruitment process in order to find a new CEO for Frontline Management AS and expects that conclusion will be made before end of August. In order to fill the operative functions in the meantime the Board has asked Frontline’s Vice President S&P Jens Martin Jensen to be temporarily in charge.

On May 21, 2008, the Board declared a dividend of $2.75 per share. The record date for the dividend is June 4, 2008, ex dividend date is June 2, 2008 and the dividend will be paid on or about June 25, 2008

74,825,169 ordinary shares were outstanding as of March 31, 2008, and the weighted average number of shares outstanding for the quarter was also 74,825,169.

The Market

The average market rate for VLCCs from MEG to Japan in the first quarter was approximately WS 126 ($86,000 per day) compared to approximately WS 117 ($78,900 per day) in the fourth quarter of 2007. The average rate for Suezmaxes from WAF to USAC in the first quarter was approximately WS 145 ($47,400 per day), compared to approximately WS 140 ($45,800 per day) in the fourth quarter of 2007.

Bunkers at Fujairah averaged approximately $485/mt in the first quarter with a low of approximately $447/mt and a high of approximately $515/mt.

The International Energy Agency (IEA) reported in May 2008 an average OPEC oil production, including Iraq, of 32.3 million barrels per day during the first quarter of the year, a 0.8 million barrels per day increase from the fourth quarter. The next OPEC meeting is scheduled to take place on September 9, 2008.

IEA further estimates that world oil demand averaged 86.6 million barrels per day in the first quarter, a 0.4 percent decrease from the fourth quarter of 2007. IEA predicts that the average demand for 2008 in total will be 86.8 million barrels per day, or a 1.2 percent growth from 2007, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 486 vessels at the end of the first quarter with seven deliveries during the quarter. There are 32 additional deliveries expected in 2008. The total orderbook amounted to 184 vessels at the end of the first quarter, up from 177 vessels after the fourth quarter of 2007. The current orderbook represents about 38 percent of the VLCC fleet. Seven VLCCs were deleted from the trading fleet whilst 14 VLCCs were ordered during the quarter. The single hull fleet amounted to 126 vessels at the end of the first quarter.

The Suezmax fleet totalled 339 vessels at the end of the quarter, down from 344 vessels after the fourth quarter of 2007, a 1.4 percent fleet decrease over the quarter. Seven Suezmaxes were deleted from the trading fleet, no Suezmaxes were ordered and two deliveries took place in the quarter. The total orderbook amounted to 134 vessels at the end of the quarter, a decrease of two from the end of the fourth quarter. There are 17 additional deliveries expected in 2008. The orderbook represents approximately 39 percent of the current Suezmax fleet. The single hull fleet amounted to 38 vessels at the end of the first quarter.

Strategy

Frontline’s core strategy is to maintain its position as a world leading operator and charterer of modern, high quality oil tankers. The majority of its double hull tonnage is operating in the spot market. The remaining single hull VLCC’s have been fixed out on time charters for most of the remainder of the fixed committed period and all of the Company’s eight OBO carriers have been fixed out on medium to long term charters. Through sales of vessels and time charters, the Company has reduced the single hull exposure to only one Suezmax vessel and one VLCC operating in the spot market.

Following the recent ordering of the VLCC newbuilding contracts in April 2008, Frontline has ten VLCC and eight Suezmax newbuildings on order, confirming its position as a leading operator of quality Suezmax and VLCC tonnage. The newbuilding program is developing according to schedule, however we expect that the eight Suezmaxes built at Jiangsu Rongsheng Heavy Industry Co. Ltd will be slightly delayed. The total contractual cost of the newbuilding program is approximately $1.8 billion of which, as of March 31, 2008, the Company has paid $136 million and expects to pay approximately a further net $93 million in the second quarter of 2008. The current market values of these newbuilding contracts are estimated to be at least several hundred million USD higher than the original contract prices.

In March 2008, Frontline spun off 17.53% of ITCL to Frontline shareholders and ITCL was listed on the Oslo OTC market. The Company intends to cause ITCL to take steps to enhance shareholder value and liquidity in the ITCL shares and will consider making further distributions of ITCL shares.

Frontline will continue to look for attractive opportunities in the Sales and Purchase market as well as in the charter market and we always look opportunistically for attractive investments and acquisitions.

Our aim is to generate competitive returns for our shareholders with quarterly dividend payments. Our dividend payments are based on present earnings, available cash flow, market prospects, current capital expenditure programs as well as investments opportunities.

Outlook

The tanker market has yet again proved its volatility and has improved considerably after the first quarter of 2008, with average TCE rates for modern VLCCs, according to Clarkson, of $112,000 per day so far in the second quarter compared to $50,300 per day for the full second quarter of 2007. The second quarter of 2008 started with spot fixtures in the VLCC and Suezmax segment of $71,900 and $67,300 per day, respectively, and present indications from Clarkson in the VLCC and Suezmax segment is $168,000 and $127,300 per day, respectively.

Although the US economy is showing signs of weakness, the world economy is still strong with a forecasted global GDP growth of 3.7 percent for 2008. IEA projects oil consumption to rise by 1.2 percent in 2008. The 2008 forecasts have been revised down in 2008 and may still be too optimistic and further revised if forthcoming assessments from the IMF and the OECD point to a weaker than expected outlook for the US economy, which may be only partially offset by strong GDP growth in the Middle East and China.

The overall orderbook for tankers has now approached 41 percent of the current fleet. The impact from the new vessels will be mitigated by the fact that the order book is spread over four years, that 19 percent of the fleet is non double hull, combined with increased inefficiency of the single hull fleet caused by reduced acceptance by major charterers to employ such tonnage. Korean and Philippine officials have stated their reluctance to use single hull tonnage in the future. Further, Frontline estimates that about 40 VLCCs will be converted for non-trading purposes in 2008, about 80 percent to VLOC and the balance is expected scrapped or converted to FSO/FPSO. It is also likely that some of the tonnage will be delayed as a function of the uncertainty of the delivery schedule for several of the yards due to financing issues.

Frontline’s newbuilding program with a total contractual cost of approximately $1.8 billion has attractive terms, seems well timed and provides for future growth as we divest our older, single hull fleet. These divestures have resulted in Frontline’s low exposure to single hull tonnage. Our charter coverage is estimated to 39 percent and 30 percent of the fleet in 2008 and 2009, respectively. The Company has low cash breakeven rates which reduces the financial risk and creates a good platform for cash generation.

The development in the tanker market so far in 2008 has been influenced by several important trends. High activity out of MEG and WAF, high Chinese oil import, stock building from very low levels end 2007, increased ton mile effects, negative fleet growth due to conversions, accelerated phase out outweighing deliveries in the same period and the strongest spot rates ever for tankers so far in 2008. These factors have all positively influenced the demand for tankers. If this trend continues it is likely that also the long term supply demand balance will be tight even if supply is likely to increase in the coming 18 months period.

Frontline’s commitment to build six new VLCC vessels at Jinhaiwan, confirms the Board’s belief in the future prospects in the VLCC tanker market. The investment seems attractive measured up against other newbuilding, second hand and corporate opportunities.

The results and the liquidity in the second quarter of 2008 will be positively influenced by payment of $24.6 million from Ship Finance for termination of one charter, estimated gain on delivery of the two remaining heavy lift vessels to Dockwise Ltd. including deferred gain related to the transaction in the amount of approximately $106 million (of which approximately $73 million is contingent upon the delivery of the final heavy lift vessel) and $16.6 million in payment from Bocimar N.V. At the same time Frontline will pay newbuilding installments in the net amount of approximately $93 million in the second quarter of 2008. Based on the regular trading results so far in the second quarter of 2008, the Board expects a strong result including continued high dividend payment for the second quarter of 2008.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 21, 2008
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Jens Martin Jensen:, Vice President S&P, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2008 Jan-Mar	2007 Jan-Mar (restated)	2007 Jan-Dec (audited)
Total operating revenues	527,733	344,890	1,299,927
Gain from sale of assets	15,532	24,656	118,168
Voyage expenses and commission	134,186	89,597	352,451
Profit share expense	33,670	-	37,279
Ship operating expenses	39,509	46,337	196,258
Charterhire expenses	38,821	6,809	56,868
Administrative expenses	6,892	9,771	36,410
Depreciation	54,779	47,384	219,638
Total operating expenses	307,857	199,898	898,904
Operating income	235,408	169,648	519,191
Interest income	10,862	11,679	54,316
Interest expense	(47,932)	(50,768)	(204,535)
Share of results from associated companies	(120)	(23)	573
Foreign currency exchange gain (loss)	85	(51)	3,312
Other financial items	22,847	5,229	131,134
Income before taxes and minority interest	221,150	135,714	503,991
Gain on issuance of shares by associates	-	39,832	83,566
Minority interest	(176)	(22,162)	(22,162)
Taxes	-	(35)	(419)
Discontinued operations	-	5,442	5,442
Net income	220,974	158,791	570,418

Basic earnings per share ($)	$2.95	$2.12	$7.62
Earnings per share from continuing operations ($)	$2.95	$2.05	$7.55

Income on timecharter basis ($ per day per vessel)*
VLCC	82,400	49,900	45,700
Suezmax	51,600	34,900	33,000
Suezmax OBO	43,200	36,600	39,700

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

BALANCE SHEET (in thousands of $)	2008 Mar 31	2007 Mar 31 (restated)	2007 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	128,711	224,541	168,432
Restricted cash	638,221	627,348	651,377
Other current assets	288,549	219,057	242,977
Long term
Newbuildings	198,796	108,785	160,298
Vessels and equipment, net	206,146	238,473	208,516
Vessels under capital lease, net	2,263,432	2,426,980	2,324,789
Investment in unconsolidated subsidiaries and associated companies	5,513	88,664	5,633
Deferred charges and other long-term assets	20,086	111	69
Total assets	3,749,454	3,933,959	3,762,091

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long term debt	102,484	103,419	96,811
Current portion of obligations under capital lease	265,908	139,716	179,604
Other current liabilities	301,890	91,754	313,811
Long term
Long term debt	373,663	399,309	376,723
Obligations under capital lease	2,179,785	2,422,459	2,318,794
Other long term liabilities	29,927	277,930	30,379
Minority interest	4,628	-	-
Stockholders’ equity	491,169	499,372	445,969
Total liabilities and stockholders’ equity	3,749,454	3,933,959	3,762,091

STATEMENT OF CASHFLOWS (in thousands of $)	2008 Jan-Mar	2007 Jan-Mar (restated)	2007 Jan-Dec (audited)
OPERATING ACTIVITIES
Net income	220,974	158,791	570,418
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,782	48,152	222,056
Unrealised foreign currency exchange loss	56	76	689
Gain on sale of assets	(33,491)	(64,866)	(323,860)
Results from associated companies	120	23	(573)
Adjustment of derivatives to market value	(3,578)	(3,618)	(3,541)
Minority interest	176	22,162	22,162
Other, net	(2,303)	5,795	(12,324)
Change in operating assets and liabilities	(26,193)	(4,172)	70,783
Net cash provided by operating activities	210,543	162,343	545,810

INVESTING ACTIVITIES
Maturity (placement) of restricted cash	13,157	36,703	12,674
Sale of subsidiary, net of cash sold	-	89,264	38,308
Cash impact of deconsolidation of subsidiary	-	(146,435)	(146,435)
Cash received on spin-off of subsidiary	10,941	-	-
Additions to newbuildings, vessels and equipment	(53,027)	(228,022)	(337,774)
Advances to associated companies, net	-	(110,788)	56,376
Receipt from finance lease and loans receivable	-	-	5,564
Purchase of other assets	(38,520)	-	(43,375)
Proceeds from sale of vessels and equipment	21,416	-	503,407
Proceeds from sale of other assets	-	428,632	162,392
Net cash (used in) provided by investing activities	(46,033)	69,354	251,137

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid	5,438	125,782	125,782
Repayments of long-term debt	(2,825)	(135,914)	(165,108)
Repayment of capital leases	(43,223)	(5,895)	(130,362)
Dividends paid	(163,621)	(188,310)	(656,008)

Net cash used in financing activities	(204,231)	(204,337)	(825,696)

Net (decrease) increase in cash and cash equivalents	(39,721)	27,360	(28,749)
Cash and cash equivalents at start of period	168,432	197,181	197,181
Cash and cash equivalents at end of period	128,711	224,541	168,432

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: June 12, 2008	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

SK 02089 0009 892038